VIA EDGAR

March 5, 2013

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

US Securities and Exchange Commission

100 F Street, N.E.

Room 4733

Washington, DC 20549

Re:	BioDelivery Sciences International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed March 19, 2012

Form 10-Q for the Quarterly Period Ended June 30, 2012

Filed August 9, 2012

File No. 001-31361

Dear Mr. Rosenberg:

This letter is in response to an oral request for supplemental information received from the staff (the “Staff”) of the Securities and Exchange Commission on March 4, 2013 regarding the above captioned filings and that certain License and Development Agreement (the “Agreement”) between BioDelivery Sciences International, Inc. (the “Company”) and Endo Pharmaceuticals, Inc.

The Staff has requested the Company’s analysis as to the materiality of a potential allocation of the estimated selling price of the clinical trial materials (“CTM”) to be delivered by the Company under the Agreement to the $30 million upfront license fee (the “Upfront Fee”) received by the Company under the Agreement. This analysis assumes that the CTM deliverable is a separate deliverable and unit of accounting under the Agreement as proposed by the Staff. It is the Company’s position that such allocation would be immaterial. As discussed telephonically with the Staff on March 4, 2013 and detailed in our prior correspondences with the Staff, please note that the Company’s calculation of the estimated selling prices of the deliverables under the Agreement was undertaken in accordance with generally accepted accounting principles.

To summarize the Company’s telephonic discussions with the Staff on March 4, 2013, the Company hereby responds to the Staff’s request as follows:

1. At inception of the arrangement contemplated by the Agreement, the estimated selling price of the CTM deliverable was $6.3 million and the entire estimated selling price of all deliverables under such arrangement (namely, the license, the intellectual property deliverable, the CTM deliverable and the research and development deliverable (the “R&D Deliverable”)) was $138 million.

2. The relative selling price allocation of the CTM deliverable would result in $1.36 million being allocated against the Upfront Fee over the performance period (expected at inception (and still expected) to be 2012, 2013 and part of 2014) (the “Performance Period”).

3. The CTM was, at inception, anticipated to be delivered ratably with the R&D Deliverable over the Performance Period (and has, in practice, been so delivered in all material respects).

4. Consequently, the Company’s potential recognition of the relative selling price allocation of the CTM deliverable as a separate deliverable would not have a material effect on the Company’s financial statements due to the fact that: (i) the relative size of such allocation to the other deliverables in the arrangement is small and (ii) the CTM deliverable is performed (in all material respects) in the same relative amounts and in the same periods as the much larger R&D Deliverable.

As a result of the foregoing demonstration of immateriality, the Company believes that separate accounting for, and disclosure of, the CTM deliverable apart from the R&D Deliverable is not warranted.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comment or changes to disclosure in response to Staff comment do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comment as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments, please contact me at (813) 864-2562.

Sincerely,

/s/ James A. McNulty

James A. McNulty, CPA
Treasurer, Secretary and Chief Financial Officer
BioDelivery Sciences International, Inc.

cc:	William B. Stone, Chairman, Audit Committee

Mark A. Sirgo, Pharm.D.

Cherry Bekaert LLP

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